Skadden, Arps, Slate, Meagher & Flom (UK) llp

40 BANK STREET
CANARY WHARF
LONDON E14 5DS
________
(020) 7519-7000
Fax:  (020) 7519-7070
www.skadden.com

June 28, 2010

Via EDGAR and Hand Delivery Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549 U.S.A. Attention: H. Roger Schwall, Assistant Director

RE:	DRDGold Limited Form 20-F for the fiscal year ended
June 30, 2009 (File No. 0-28800)

Dear Mr. Schwall:

On behalf of DRDGold Limited (“DRDGold” or the “Company”), we are writing to respond to the comments set forth in your letter to Mr. Craig Clinton Barnes, dated May 21, 2010, with respect to the above referenced filing of the Company.

Set forth below is the response to the Staff’s comment, which has been provided following the text of the comment in the Staff’s letter.

Securities and Exchange Commission
June 28, 2010

Form 20-F for the fiscal year ended June 30, 2009

Item 5A.  Operating Results

Ore Reserves, page 80

Comment 1:
We note the additional disclosure that you plan to provide in future filings that you provided to us in connection with your response to our prior comment 1.  Since ErgoGold and Ergo Joint Venture are separate reportable segments, you should further revise your disclosure in the future filings to separately disclose all operating results and ore reserve information for ErgoGold and Ergo Joint Venture.  Therefore, please revise your disclosure in future filings to as follows:

•
Separately discuss the results of operations for ErgoGold and Ergo Joint Venture reportable segments in your MD&A discussion contained in Item 5.A.  We understand that these reportable segments share certain assets; however, your discussion should provide investors with insight into the operations of each reportable segment in order to understand how those operations contributed to the consolidated results of operations.

•
Separately disclose the property, plant and equipment information required by Item 4.D of Form 20-F for ErgoGold and Ergo Joint Venture reportable segments.  In addition, ensure that your ERPM property, plant and equipment disclosure contained in Item 4.D does not include reserve information that is related to your ErgoGold reportable segment.  In this respect, your ore reserve and life of mine disclosure on page 48 includes a description of the ore reserve ounces that are located at the Elsburg Dump. However, those reserves appear to relate to your ErgoGold operations.

•
Separately disclose the ore reserve information that is attributable to your ErgoGold reportable segment each time that you disclose disaggregated reserve information (e.g., pages 27-28 and 80 of your June 30, 2009 Form 20-F).

Response:	The Company will comply with the Staff’s comment in future filings.

Consolidated Statements of Comprehensive Income, page F-2

Comment 2:
We note your response to our prior comment 2 with regard to your presentation of discontinued operations on your consolidated statement of comprehensive income.  Please explain how you determined that presenting combined total operations amounts for your continuing and discontinued operations for your revenues through income taxes complies with the principals and objectives of IFRS 5.

In this respect, IFRS 5, paragraph 1(b), states that the results of discontinued operations are to be presented separately in the statement of comprehensive income.  Paragraph BC76 further states that the Board believes that discontinued

Securities and Exchange Commission
June 28, 2010

operations should be shown in a section of the income statement separately from continuing operations because the different cash flows expected to arise from the two types of operations.  Therefore, it does not appear that your current presentation is consistent with the principals of IFRS 5.

In addition, it is not clear to us how the combined total operations amount provide useful information to your investors.  We note that your MD&A discussion contained in Item 5.A does not discuss the results of operations from your combined total operations amounts, nor does your filing discuss how these results are evaluated by management.

If you agree that your presentation does not comply with the principals and objectives of IFRS 5 and/or that it does not provide useful information to your investors, please revise your presentation in future filings to eliminate the combined total operation amounts referenced above and present your consolidated statement of comprehensive income in a manner similar to Example 11 in the guidance on implementing IFRS 5.

Response:
The Company respectfully disagrees that its presentation of discontinued operations fails to comply with the principles and objectives of IFRS 5 and provide useful information to investors. Paragraph 33 of IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations, provides that disclosures related to discontinued operations may be presented in the statement of comprehensive income rather than in the notes to the financial statements, provided that such disclosure is presented in a section that is specifically identified as relating to discontinued operations, i.e., separately from continuing operations.  It is the view of the Company’s management that presenting discontinued operations under a separate column in the statement of comprehensive income, thereby providing information separately under each relevant heading of the statement, falls within the meaning of an “identified” separate section and therefore the principles and objectives of IFRS 5. Moreover, the separate disclosure required for purposes of the statement of cash flows by paragraph 33(c), has been made by the Company in Note 34, Cash Flows from Discontinued Operations, on page F-66.

The Company's management believes that presenting total operations in the statement of comprehensive income is useful to investors because it permits investors to easily assess, in a single presentation, the magnitude and relative significance of the Company's dispositions against both continuing operations and historical consolidated results.  We note, however, that this presentation will assume less importance in future filings as the Company did not record any results from discontinued operations in fiscal 2009. In light of this limited presentation objective, management believes that a discussion within MD&A of combined total operation amounts is not necessary or particularly helpful. The Company’s management is therefore of the view that the Company’s presentation

Securities and Exchange Commission
June 28, 2010

does comply with the principles and objectives of IFRS 5 and that it does provide useful information to the Company’s investors.

Note 7. Income Tax, page F-22

Comment 3:
We note your response to the first bullet of our prior comment 3.  Further clarify how your disclosure in Note 12 provides sufficient explanation of the related tax impact of the revaluation reserve in connection with the acquisition of the remaining 50% interest in ErgoGold.  Also, we note you consider the tax related to the revaluation reserve to be the only item that is significant to investors.  Tell us why the tax related to the transfer of reserve on disposal of subsidiaries would not be significant disclosure for investors.  Further, if you are providing disclosure required by IAS 12 in other footnotes to your financial statements, please revise to provide a cross-reference in your income tax footnote where the reader can find the related disclosure.

Response:
Although the Company does not disclose the specific amount of the related tax impact of the revaluation reserve, the Company’s management is of the opinion that the information provided in Note 12 on page F-31, together with Note 21 on page F-40, provides investors with sufficient information to calculate that impact.  In particular, Note 12 discloses a deferred tax liability of R185.7 million for ErgoGold as at acquisition of the remaining 50% interest of ErgoGold. Accordingly, the related tax impact of the revaluation reserve in connection with the acquisition of the remaining interest may be calculated by multiplying R185.7 million by the 50% interest acquired.  The Company will clarify this fact and include further explanation of the related tax impact of the revaluation reserve in future filings.

The transfer of reserve on disposal of subsidiaries relates to the sale of the Company’s offshore division consisting of Emperor and the Porgera Joint Venture, which did not result in any tax liability.   Moreover, the transfer between reserves on its own does not give rise to any tax liability. The Company will clarify that there is no tax impact on this transfer of reserve in future filings.

The Company will provide the requested cross-references in the income tax footnote in future filings.

Comment 4:
We note your response to the third bullet of our prior comment 3.  We note that you agree that you are subject to the disclosure requirements of paragraph 81(f) of IAS 12, but you do not believe that such disclosure is required as it is managements opinion that the carrying value of these investments will be realized by the receipt of dividends and any dividends that you receive are exempt from tax under current South African legislation. However, as the carrying amount of your

Securities and Exchange Commission
June 28, 2010

investments is different from the tax base of the investment, it appears that you have a temporary difference that you are required to disclose pursuant to paragraph 81(f) of IAS 12.  You may supplement that disclosure with disclosure that describes management's opinion of the way in which the Company's relevant investments will be realized and the potential tax impact based on current legislation in South Africa.

Response:
The Company respectfully wishes to inform the staff that there are no differences between the carrying amount and the tax bases of the Company's investments in subsidiaries, associates and joint ventures.  Thus, there are no temporary differences to disclose pursuant to 81(f) of IAS 12. The Company recognizes that this may not have been made clear by the first sentence of its prior response and regrets any confusion that may have been created as a result.

Note 12.  Investments in Subsidiaries, page F-31

Comment 5:
We note your responses to prior comments 5 and 7.  Your response to prior comment number 7 states that the R180.2 million recorded in other comprehensive income in fiscal year 2009 relates to the revaluation reserve of the Company's initial 50% interest in ErgoGold.  Your disclosure on page F-35 states that an amount of R133 million was taken to the asset revaluation reserve on the acquisition of ErgoGold and your response to prior comment number 5 states that the revaluation reserve resulted from the step acquisition of ErgoGold.  Please explain whether the revaluation reserve from the ErgoGold acquisition was R180.2 million or R133 million and how these two amounts relate to each other.

Response:
The revaluation reserve from the ErgoGold acquisition was R180.2 million for the year ended June 30, 2009.  R133 million represents the portion of the revaluation reserve relating to the equity owners of the parent, while the remaining R46.9 million relates to the non-controlling interest.  This split is disclosed by the Company on page F-5 in the Consolidated Statement of Changes in Equity adjacent to the caption "Revaluation of fixed assets through acquisition of subsidiary" under the headings "Total equity of the owners of the parent" and "Non-controlling interest", respectively.

Comment 6:
We note your acquisition of the remaining 50% interest in ErgoGold, and the fair value of the assets acquired at the date of acquisition exceeded the cost of the acquisition resulting in a bargain purchase.  Please clarify and provide a more detailed explanation of the reasons that this transaction resulted in a bargain purchase.   Tell us the date the purchase price was fixed and the date all requirements were met for the acquisition to be recognized and the price of gold on each date. In addition, please tell us specifically how the negative goodwill was calculated.  Provide the calculation that shows the identifiable assets

Securities and Exchange Commission
June 28, 2010

acquired and liabilities assumed, the non-controlling interest of the acquiree, your previously held equity interest in the acquire and the consideration transferred.

Response:
As stated in Note 12. Investments in Subsidiaries, on page F-31, the reason for the bargain purchase is a direct result of the favorable change in the gold price from the date the purchase price for the remaining 50% interest in ErgoGold was fixed to the time all the requirements were met for the acquisition to be recognized. The purchase price was fixed on August 15, 2008, which was the date the contract was signed by the relevant parties. All requirements for the acquisition to be recognized were met on March 31, 2009, which was the valuation date for consolidation purposes.  The gold price increased 41% between these dates, from R198,373/kg to R279,339/kg.

The negative goodwill is the difference between the fair value of the identifiable assets and liabilities as at March 31, 2009 and the purchase consideration, as presented in the table below.

Allocating the cost of the business combination to the identifiable assets acquired and liabilities and contingent liabilities assumed

Statement of financial position of the Elsburg Joint Venture as at 31 March 2009	Fair values of assets acquired (R’000)
Property, plant and equipment	887,462
Inventory	17,865
Trade and other receivables	950
Cash and cash equivalents	1,666
Total assets	907,944

Deferred tax liability	185,653
Loan from DRDGOLD Group	179,172
Loan from JV partner	179,172
Trade and other payables	33,381
Total liabilities	577,378
Accumulated loss	(29,818)
Revaluation reserve	360,384
Total reserves and liabilities at fair value	907,944

Securities and Exchange Commission
June 28, 2010

Summary of consolidation calculation

		Equity owners of the parent	Non-controlling interest	Total
At acquisition		37.0%	63.0%	100.0%
Since acquisition		83.1%	16.9%	100.0%
Change in interest		46.1%	46.1%
At acquisition (R’000)
Share capital		179,172	179,172	358,344
Accumulated loss		(11,033)	(18,785)	(29,818)
Revaluation reserve		133,342	227,042	360,384
Since acquisition (R’000)
Effective 46.1% acquisition	331,563		(331,563)
Total	331,563	301,481	55,866	688,909
Purchase consideration	278,557
Negative goodwill	(53,006)

Note 18. Equity of the Owners of the Parent, page F-35

Comment 7:
We note your response to our prior comment 8, which states that the foreign exchange translation reserves are related to your Australasian operations group structure.  Given these operation were discontinued in fiscal year 2008, tell us why this translation reserve is still recorded within other comprehensive income as of June 30, 2009.  Please tell us how your accounting for the cumulative amount of exchange differences related to your Australian operations complies with paragraph 48 of IAS 21 upon the disposal of your Australian operations.

Response:
Paragraph 48 of IAS 21 provides for the reclassification of the cumulative amount of exchange differences relating to a foreign operation on the disposal of a foreign operation. However, as at June 30, 2009, the following entities, which were all holding or investment companies of the Australasian operations group structure, had not been disposed of: DRD (Offshore) Limited, Dome Resources NL, DRD Australasia (Pty) Limited, DRD Australia APS and DRD International Aps (Pty) Limited. The foreign exchange translation reserve relating to these entities will only be realized from a group perspective, in accordance with paragraph 48 of IAS 21, on disposal (which includes deregistration or liquidation) of these entities.

Securities and Exchange Commission
June 28, 2010

Note 22. Loans and Borrowings, page F-40

Comment 8:
We note your response to our prior comment 9 with respect to your accounting for the preference shares held by Khumo Gold SPV Limited and the DRDSA Empowerment Trust.  Please address the following additional comments based on your response.

•	Provide us with the terms of each class of cumulative participating preference shares that you issued.
•	Explain why repayment of the preference shares is impacted and calculated using the available profits of the relevant operations with reference to their respective life-of-mine plans.
•
Clarify how you determined that it is appropriate to account for the preference shares as a liability at amortized cost using the effective interest-rate method.  That is, explain the provisions that require these preference shares to be accounted for as a liability and clarify how you determined that it is appropriate to account for the preference shares at amortized cost as opposed to at fair value.  Please provide your full analysis which supports your conclusions.

•
Provide us with your calculations of the effective interest-method that you used to determine the amortized cost of the preference shares as of June 30, 2009, 2008 and 2007.  Your calculations should demonstrate the amount at which each preference share was measured at initial recognition (or the amount at the time you adopted IFRS), the effective interest rate that you have used each period, your estimate term or repayment period that demonstrates how the gains were calculated in fiscal year 2009 and how the losses were calculated in fiscal year 2008.

Response:	The responses to the Staff’s comments are set out below.

By way of background with respect to the preference shares, South African mining companies are required by law to be 26% held by companies owned or controlled by "historically disadvantaged South Africans" ("HDSAs").  The preference shares were created in connection with this requirement and to enable HDSAs, through Khumo Gold SPV Limited and the DRDSA Empowerment Trust, to share in the future cash flows of the Company.

At the time that the 26% interests in ERPM, Crown and Blyvoor were sold to Khumo Gold SPV Limited and the DRDSA Empowerment Trust, each of ERPM, Crown and Blyvoor were technically insolvent due to accumulated losses in excess of capital. These shortfalls were financed by intra-group loans from DRDGOLD. As a result, the companies' shares had no value because the then forecasted future cash flows would be applied toward paying the principal and interest on outstanding intra-group loans. In other words, the value of the companies was the result of DRDGOLD’s loans, not the shares.

Securities and Exchange Commission
June 28, 2010

The Company has informed us that the key terms and conditions of the preference shares are as follows:

As disclosed on page F-41 in Note 22. Loans and Borrowings, the preference shares carry the right to receive preferred payments, called "dividends" under the terms of the preference shares, totaling R0.26 for every R0.74 that Crown, ERPM and Blyvoor pay to the Company toward capital and interest on outstanding intra-group loans.  The holders of the preference shares (i.e., Khumo Gold SPV Limited and the DRDSA Empowerment Trust) are entitled to receive these payments until a specified amount of the intra-group loan has been repaid (excluding interest accrued from the date of the agreement), after which they are no longer entitled to receive any payments. The preference shares have a 12-month dividend period and the dividend date is the last business day of every dividend period.  The right of a preference share holder to receive payments accrues whenever payment is made on the principal amount of the intra-group loan, and is payable on the next dividend date.

Upon a winding up of the issuer, the preference shares rank above all other types of shares with regards to any dividend arrearage (whether declared or not). The preference shareholder is not entitled to any further participation in the profits or assets of the issuer or, on its winding up, in the distribution of its surplus assets.

The following table shows the issuer’s exposure to the preference shares issued and the relationship between the dividend received by each of the shareholders and their respective loans.

Securities and Exchange Commission
June 28, 2010

Preference shares	Share of R0.26	Issue price (R’000)	Maximum exposure (R’000)*
A Class – Khumo Gold SPV Limited	R 0.15	10,647	140,574
B Class - Khumo Gold SPV Limited	R 0.05	7,132	46,858
C Class – DRDSA Empowerment Trust	R 0.06	8,558	56,230
* Calculated as: Intra-company Loan Balance x (R0.26/R0.74). The initial loan balances were Blyvoor: R426.5 million, ERPM: R160 million and Crown: R107 million.

There are no provisions in the preference shares with respect to their capital amount (i.e., the amount subscribed to) and no provisions requiring the redemption of the preference shares by the issuer.

Repayment of the preference shares is impacted and calculated using the available profits of the relevant operations with reference to their respective life-of-mine plans because the timing and amount of cash flows on the preference shares are not defined in the preference share agreements.  Correspondingly, management needs to make an estimate of the timing and payments of those cash flows. By analyzing the expected available profits of the relevant operations with reference to their respective life-of-mines, management estimates when it expects the payments will take place with respect to the intra-group loans (and, correspondingly, the preference shares) and revises previous estimates where required.

Management’s determination that it is appropriate to account for the preference shares as a liability at amortized cost using the effective interest rate method is based, in the case of intra-company loan balances owed by Crown, on the following considerations. The same analysis, however, can be applied (albeit with different numerical amounts) to the preference shares issued in respect of intra-company loan balances owed by Blyvoor and ERPM.

Paragraph 47 of IAS 39 provides that financial liabilities are accounted for either:

▪	At amortized cost using the effective interest method, or

▪	At fair value through profit or loss (if designated as such on initial recognition)

The preference shares do not qualify for designation in accordance with IAS 39 to be carried at fair value as they are not managed on a fair value basis, nor would such designation eliminate or significantly reduce any accounting mismatch. Where a financial liability does not qualify for designation as at fair value, it is

Securities and Exchange Commission
June 28, 2010

carried at amortized cost. The amortized cost of a financial liability is defined in IAS 39.9 as “the amount at which the financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount…” In the case of Crown, the difference between the R4.421 million initial subscription amount for the preference shares and the R37.595 million stream of payments required to be made under their provisions is amortized over the anticipated period of the agreement.

A financial liability is measured initially at fair value. Fair value represents the present value of all expected future cash flows discounted at the financial instrument’s effective interest rate. This is the rate that exactly discounts all estimated future cash flows to the net carrying amount of the financial liability. The discount rate reflects the risk to the holder involved in being party to the contractual provisions of the financial instrument.

IAS 39 permits estimated cash flows to be periodically revised to take into account changes in circumstances that indicate a change in the timing and payments of the dividends. IAS 39 AG 8 provides that “if an entity revises its estimates of payments or receipts, the entity shall adjust the carrying amount of the financial asset or financial liability…to reflect actual and revised estimated cash flows. The entity recalculates the carrying amount by computing the present value of estimated future cash flows at the financial instrument’s original effective interest rate. The adjustment is recognized as income or expense in profit or loss”.

IAS 32.11 defines a financial liability as “a contractual obligation (i) to deliver cash or another financial asset to another entity” and an equity instrument as “a contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.”  IAS 32.17 sets the tone for classification of an instrument by the issuer as either debt or equity, stating “A critical feature in differentiating a financial liability from an equity instrument is the existence of a contractual obligation of one party to the financial instrument (the issuer) either to deliver cash or another financial asset to the other party (the holder) or to exchange financial assets or financial liabilities with the holder under conditions that are potentially unfavorable to the issuer. Although the holder of an equity instrument may be entitled to receive a pro rata share of any dividends or other distributions of equity, the issuer does not have a contractual obligation to make such distributions because it cannot be required to deliver cash or another financial asset to another party.” The key feature is that the issuer must have an avoidable obligation to deliver cash or another financial asset.

IAS 32.15 states that, on initial recognition, the issuer of a financial instrument classifies that instrument (or its component parts) as "a financial liability, a financial asset or an equity instrument in accordance with the substance of the contractual arrangement". IAS 32 AG 25 provides that in determining whether

Securities and Exchange Commission
June 28, 2010

preference shares are debt or equity, the issuer assesses the rights attaching to the shares to determine whether the shares exhibit the fundamental characteristics of a financial liability. The classification of non-redeemable preference shares is determined by the other rights that attach to them.

The preference shares in respect of Crown were issued at a subscription price of R4.4 million (corresponding to the fraction of the aggregate initial intra-company loan balances, multiplied by the aggregate subscription price of R26.3 million).  These preference shares impose on Crown the obligation to make cash payments of R37.6 million ([R107 million x 0.26] / 0.74) (called ‘preference dividends’) as and when Crown repays its R107 million intra-company loan. Because these amounts are dependent on amounts paid by Crown on the intra-company loan, for as long as there exists an obligation to make payments on the intra-company loan, there will exist an obligation to make payments on the preference shares.  Further, although the provisions of the preference shares do not expressly provide for their redemption, in the view of the Company’s management this redemption effectively occurs through payment of an exponential ‘dividend’ stream. This conclusion arises because holders of the preference shares are solely entitled to payments upon the repayment of intra-company loan balances and have no other rights to share in any distributions, on winding up or otherwise.  Following repayment of those intra-company balances, holders of preference shares hold a preference share that has no value because the share is not entitled to any cash payment and carries with it no additional rights.  Therefore, the amounts referred to in the agreement as a ‘preference dividend’ in substance include the payment of the capital portion of the preference shares.

In substance, therefore, the preference shares display the characteristics of a financial liability and should be classified as such. In substance they are no different from a subordinated loan provided by holders of the preference shares to each of the three subsidiaries. In other words, the loan has to be repaid, but the way in which it is paid back, including the timing of the payments, is linked to the payment of the intra-company loans.

Through delaying payment on the intra-company loans, DRDGOLD has the ability to establish the timing of dividend payments in respect of the preference shares. DRDGOLD may control the timing of the amounts that it expects to receive as payment on the intra-company loans; however, DRDGOLD does not control the obligation that exists to the preference shareholders to make dividend payments, which remains in place until the intra-company loans are repaid.  In management’s view, however, the inability to determine the exact payment dates and amounts in respect of the preference shares does not cause those preference shares to cease to be liabilities.  Pursuant to IAS 32, an entity determines whether a financial instrument is a financial liability or equity based on the existence of any obligation by the entity to deliver cash. The nature and existence of an entity’s obligation to make a payment, or a series of payments, is not affected by the

Securities and Exchange Commission
June 28, 2010

timing of the related cash flows. Hence the inability to determine the payment terms and amounts affect the measurement of the liability and not the fact that a liability would be recognized. In essence the terms of the preference shares obligate the subsidiary companies to deliver cash at certain points in time. Although these cash payments are called ‘dividends’ in the provisions of the preference shares, those provisions also effectively provide for redemption of the capital portion of the preference shares.

The table below shows the value at initial recognition, the effective interest rate, estimated term, carrying value of the liability, net gain/(loss) and the unwinding of the discount for fiscal years 2009, 2008 and 2007.

Calculation information of Preference shares	2007 (R’000)	2008 (R’000)	2009 (R’000)
Shareholder loan balance on which preference shares are based - TOTAL	693,500	693,500	563,409
- ERPM	160,000	160,000	153,664
- Crown	107,000	107,000	n/a
- Blyvoor	426,500	426,500	409,744
Maximum exposure to dividend payments	243,662	243,662	197,954
Carrying value of preference shares	49,185	140,900	65,146
- A Class	28,376	81,289	37,584
- B Class	9,459	27,096	12,528
- C Class	11,350	32,515	15,034
Gain/(loss) on preference shares measured at amortized cost	(6,405)	(83,721)	62,000
Unwinding of preference shares measured at amortized cost	(3,622)	(6,394)	(18,023)
Dividends paid on preference shares	6,597	-	31,800
Effective interest rate - original discount rate	13.0%	13.0%	13.0%
Estimated term - Blyvoor (years) *	10	5	8
Estimated term - ERPM (years) *	4	4	13
Estimated term - Crown (years) *	3	2	n/a

* The estimated term is based on the profits estimated to be available under the relevant operation’s life-of-mine plan, which is based on the estimated gold production and future gold price of R270,000/kg escalating at 7.42% per year, and a discount rate of 12.5%. The Blyvoor estimated term is a combination of the underground and surface operations. The increase in the ERPM life-of-mine plan in fiscal 2009 is due to the inclusion of the Elsburg tailings dams.

Engineering Comments

Comment 9:
We have received the information listed in your response to comment 11 and issue the following comment:  We note your Crown and Ergo Joint Venture consist of surface resources which are more readily available for drilling.  In addition we note you derive your proven and probable reserves from your measured resources.

Securities and Exchange Commission
June 28, 2010

Please explain to us the additional criteria you use to distinguish between a proven and probable reserve for your Crown and Ergo Joint Venture.

Response:
The Company takes into account all relevant factors in distinguishing proven from probable reserves.  As indicated in response to your prior comment 11, the Company relies on the metallurgical performance of each individual resource, such as extraction efficiency, reagent consumption and the possible presence of inhibiting agents. In addition, the Company takes into account relative confidence in tonnage/grade computations, confidence in continuity of the mineralization and metal values, quality, quantity and distribution of the data. For further explanation of the methodology used, please refer to the document called ‘SAMREC2009’ on the CD that will be submitted in connection with this letter at paragraphs 12 – 17 regarding ‘Reporting terminology’, paragraphs 21 – 31 regarding ‘Reporting of Mineral Resources’ and paragraphs 32 – 40 regarding ‘Reporting of Mineral Reserve (which is also known as Ore Reserve)’.

In order to understand the relevant terminologies please note the difference in wording between the SAMREC Code and Section C of Industry Guide 7:
Measured Resource = Proven (Measured) Reserve- in place
Indicated Resource = Probable (Indicated) Reserve- in place
Inferred Resource = no equivalent, restricted use clauses
Proved Reserves = Proven (Measured) Reserve-recoverable
Probable Reserve = Probable (Indicated) Reserve-recoverable

Comment 10:
We have received the information listed in your response to comment 12 and issue the following comment:  We note at your surface ERPM operation you claimed proven reserves of 158.18 million tons at 0.01 oz/ton in 2009 as compared to 10.19 million tons at 0.02 oz/ton in 2008.  We also note you state the year on year increase is mostly attributable to the inclusion of the Elsburg dump as an ore reserve.  Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your proven reserve at your ERPM surface operation, as required by Section C of Industry Guide 7.  The information may include, but is not limited to:

•	Property and geologic maps

•	Description of your sampling and assaying procedures

•	Drill-hole maps showing drill intercepts

•	Representative geologic cross-sections and drill logs

•	Description and examples of your cut-off calculation procedures

Securities and Exchange Commission
June 28, 2010

•	Cutoff grades used for each category of your reserves and resources

•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

•	A detailed description of your procedures for estimating reserves

•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files if possible.  Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.  Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

If there are any questions concerning the above request, please phone John E. Coleman, Mining Engineer at (202) 551-3610.

Response:
The Company will provide a supplementary information schedule addressing the Staff's comment on a CD and requests that the Staff return this supplemental material when its review is complete. If your engineer has technical questions about the report, he may call Ryno Botha, at +27 18 789 9030.

* * * * *

Securities and Exchange Commission
June 28, 2010

Please send a copy of any additional correspondence to the undersigned at 40 Bank Street, Canary Wharf, London E14 5DS, United Kingdom, facsimile +44 20 7519 7070. If you would like to discuss any aspect of the Company’s response, please call me on +44 207 519 7171, or, in my absence, James McDonald on +44 207 519 7183, or Craig Barnes of DRDGold Limited on +27 (0)11 219 8700.

Sincerely,

/s/Richard A. Ely

Richard A. Ely

cc:	Securities and Exchange Commission
Bob Carroll
Chris White
John Coleman

DRDGold Limited
Craig Barnes
Kobus Dissel
Francois van der Westhuizen